UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SMTC CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-31051	98-0197680
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

635 Hood Road

Markham, Ontario, Canada L3R 4N6

(Address of principal executive offices)

Sushil Dhiman

(905) 479-1810

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from December 31, 2012 to December 29, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of SMTC Corporation is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period December 31, 2012 to December 29, 2013.

A copy of SMTC Corporation’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on its website at www.smtc.com under the “About SMTC” heading then click on “Corporate Social Responsibility”.

Item 1.02 – Exhibit

As specified in this Form SD, SMTC Corporation is hereby filing its Conflict Minerals Report as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014	SMTC CORPORATION

	By:	/s/ Sushil Dhiman
Sushil Dhiman
President and Chief Executive Officer